As filed with the Securities and Exchange Commission on July 16, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of July 2002
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

TELE2 AB

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....N/A...

FOR IMMEDIATE RELEASE
July 11, 2002

TELE2 RESULTS FOR MONTH OF JUNE TO BE PUBLISHED ON TUESDAY 16 JULY

New York and Stockholm Tele2 AB, ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announces that it will publish its results for the month of June on Tuesday, July 16, 2002.

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 15.9 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing service; C³, offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS:

Tele2 AB

Lars-Johan Jarnheimer — Telephone: + 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler — Telephone: +46 8 562 640 00
CFO

Andrew Best, Investor Relations, London — Telephone: +44 7798 576378

Visit our web site at www.tele2.com

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele2 AB

By: [signature]

Name: Håkan Zadler
Title: CFO

Date:

July 16, 2002